June 28, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Laura Hatch

Re: Request for Accelerated Effective Date for THE LADENBURG THALMANN GAMING AND CASINO FUND (the “Fund”), a series of Northern Lights Fund Trust (the “Trust”)

(Reg. No. 333-122917 and ICA No. 811-21720)

Dear Ms. Hatch:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Trust and Ladenburg Thalmann & Co. Inc., the distributor of the above-referenced Fund, hereby jointly and respectfully request that the Registration Statement of the Trust on Form 485APOS filed May 23, 2007 be declared effective on Friday, June 29, 2007, or soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on July 23, 2007. The reason for this request is to commence operations for Class A shares in early July, in accordance with the Fund’s marketing plans.

If you have any questions or request additional information regarding this matter, please contact Emile R. Molineaux at (631) 470-2616.

Very truly yours,

NORTHERN LIGHTS FUND TRUST

LADENBURG THALMANN & CO. INC.

By_/s/ Emile R. Molineaux_______________

By:__/s/_PhillipBlancato_____

Name:

Emile R. Molineaux

Name:

Phillip Blancato

Title:

Secretary

Title:

Executive Vice President